PRESIDENTIAL LIFE INSURANCE COMPANY

69 LYDECKER STREET

NYACK, NEW YORK 10960

 (845) 358 - 2300

May 25, 2011

By EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities & Exchange Commission

Division of Corporation Finance

Washington D.C.  20549

RE:

Presidential Life Corporation (“the Company”)

Form 10-K for the Fiscal Year Ended December 31, 2010 (the “2010 Form 10-K”)

Filed March 29, 2011

File No. 000-05486

Dear Mr. Rosenberg:

We are in receipt of your letter dated May 12, 2011 (the “Comment Letter”), requesting additional information to better understand our disclosures.

Set forth below are the Company’s responses.  For convenience of reference, the Staff comment is reprinted in italics and is followed by the Company’s response.

Item 6. Selected Financial Data, page 28

1.

Please revise to correct the formatting in the Balance Sheet table so that the amounts are included in the appropriate heading.  Similarly, please correct other tables in the filing for any formatting issues, such as the effects of the restatement on page 32 shareholders’ equity.

Response

We plan to file an amendment to our 2010 Form 10-K (the “2010 Form 10-K/A”).  In the 2010 Form 10-K/A, we will correct the formatting in the Balance Sheet table so that the amounts are included in the appropriate heading and the other tables to correct any formatting issues.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

1. D.Investments, page F-8

2.

Please tell us why your impairment policy for all equity investments including your investments in limited partnerships herein and on page 50 is inconsistent with the impairment policy included on page 3 of your March 23, 2011 response letter.

Response

We did not intend for the impairment policy for all equity investments in the 2010 Form 10-K to be inconsistent with the impairment policy included in our letter dated March 23, 2011.  We will revise our impairment policy for all equity investments in the 2010 Form 10-K/A to read as follows, in conformity with our response letter dated March 23, 2011:

For all equity investments, if we conclude that an other than temporary impairment has occurred, the carrying value of the equity security is written down to the current fair value, with a corresponding charge to realized gain (loss) in our Consolidated Statements of Income. We base our review on a number of factors including, but not limited to, the severity and duration of the decline in fair value of the equity security as well as the cause of the decline, our ability and intent to hold the security for a sufficient period of time to allow for a recovery in value, any third-party research reports or analysis, and the financial condition and near-term prospects of the security’s issuer, taking into consideration the economic prospects of the issuer’s industry and geographical location.

3.

Please refer to your restatement disclosed in your item 4.02 8-K filed on May 10, 2011 and tell us why you failed to analyze your limited partnership investments for other-than-temporary impairment.

Response

As a result of the Original Restatement relating to the method of accounting for the Company’s limited partnership investments, the cost basis for various limited partnership investments increased compared to prior amounts.  This occurred because unrealized decreases in fair value are recorded in equity under the fair value method in Topic 944, which does not impact the cost basis of the LP investments.  In contrast, unrealized activity is generally recorded through earnings under the equity method in Topic 323, which affected the LP investments’ cost basis prior to the Original Restatement.  As a result of this change, unrealized loss for certain limited partnerships increased significantly compared to the previously reported amounts, but was not sufficiently analyzed for other-than-temporary impairments (“OTTI”) under the fair value method prior to filing the 2010 Form 10-K.

 As disclosed in our recently filed Form 10Q for the quarter ended March 31, 2011 (the “March Form 10-Q”), the Company’s procedures were not sufficient to ensure that OTTI of the limited partnerships were recorded timely in the Company’s consolidated financial statements.  As disclosed in the March Form 10-Q, the Company has implemented certain changes in its reporting structure and policies and procedures, including the analyses performed, as they relate to OTTI in an effort to remediate this material weakness.  Please see Exhibit 1 hereto for an excerpt from our March Form 10-Q.

Item 9A.Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 54

4.

You state in your Management’s Report on Internal Control over Financial Reporting that “Based on this evaluation, and as a result of the material weakness in internal control over financial reporting described above, management concluded that our internal control over financial reporting was not effective as of December 31, 2010”.  In light of this conclusion, please tell us how you concluded that your disclosure controls and procedures were effective as of December 31, 2010.  Please tell us the factors you considered and highlight for us those factors that supported your conclusion.

At the time of the filing of the 2010 Form 10-K, management erroneously concluded that, in light of the remediation of the material weakness in internal control relating to the Original Restatement, the statement made with respect to the effectiveness of the Company’s disclosure controls and procedures was appropriate.  However, in light of the Staff’s comment, and in light of the subsequent restatement and additional material weakness disclosed in the March Form 10-Q, management has reconsidered its position and will revise its disclosure in the 2010 Form 10-K/A to read as follows:

“Management of the Company is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) of the Securities Exchange Act of 1934.  As of December 31, 2010, the Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of such disclosure controls and procedures. Based on such evaluation, and as a result of the Original Restatement and the OTTI Restatement, and the related material weaknesses in the Company’s internal control over financial reporting, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to the Company’s management, including its principal executive officer and its principal financial officer, as appropriate to allow timely decisions regarding required disclosure.”

Item15.  Financial Statements

Notes To Consolidated Financial Statements

2. Investments

Limited Partnerships, Page F-22

5.

Please clarify in the filing your accounting treatment for contributions made to the limited partnerships, distinguishing between contributions made to equity method and fair value method investments in limited partnerships.  If contributions are made to fair value method investments in limited partnerships, please tell us why the contributions are not considered an indication of having more than virtually no influence and thus requiring equity method accounting.

Response

For contributions made to limited partnerships, the investment in limited partnerships account is debited and the cash account is credited for both the equity method and fair value method investments.

Each of the Company’s limited partnership investments (other than those that are hedge funds) involves an initial commitment made pursuant to a Subscription Agreement wherein the Company irrevocably agrees to purchase an interest in the subject partnership on terms provided for in the Partnership Agreement between the General Partner and each of the limited partners of such partnership.  The terms provide that the General Partner is responsible for identifying and negotiating for the purchase of portfolio investments with characteristics consistent with those identified in the Offering Memorandum for the partnership.  As portfolio investments are originated (during a specified investment period), the General Partner notifies each limited partner in writing, in the form of a capital call notice, of each limited partner’s funding obligation in connection with the investment(s) (and/or funding for management fees and expenses).  The amount of each capital call is proportionate with each limited partner’s interest in the Partnership, so that the proportionate interest in the partnership represented by such limited partner’s interest does not change due to capital contributions during the term of the partnership.  The capital calls are funding obligations of each limited partner, and each limited partner’s obligation to fund is absolute, subject only to the capital call notice.  Failure to meet a capital call triggers a default and subjects the defaulting limited partner to penalty interest, the risk of forfeiture of its interest and the imposition of a lien on its partnership interest, all without relieving the defaulting limited partner of its unpaid capital obligation.

Hedge fund investments are fully funded at inception and there is no future funding obligation.

Since none of our contributions to the limited partnerships (at inception or afterward) or to the hedge funds convey an ability for the Company to negotiate changes to the operating or financial policies of the partnership, such capital contributions do not convey “more than virtually no” influence over the partnerships.  Thus, the Company does not believe that contributions to such partnerships require equity method accounting.  This is consistent with prior conclusions reached with the Staff and documented in our March 23, 2011 letter to you.

6.

Please clarify in the filing the nature of the distributions line item that affects the limited partnership balance.  Clarify that these distributions relate solely to the distributions from the equity method limited partnerships.  If that is the case, tell us why the amount appears high relative to the equity method limited partnership interest on the balance sheet.  If some of the distributions relate to the limited partnerships accounted for under the fair value, please tell us why.  Also, please tell us why the distributions on the restated Statements of Cash Flows increased for the year ended December 31, 2008 and decreased for the year ended December 31, 2009 as shown on page F-45.

Response

The distributions line item represents cash distributed by the limited partnerships to the Company.  Regardless of the accounting method applied by the Company, the underlying partnerships all distribute cash to investors.  Cash distributions reduce the carrying value of both the equity method and fair value method limited partnerships.  For equity method limited partnerships, cash distributions are treated as a return of capital under ASC 323-10-35-17 and therefore reduce the carrying value of the investment.  For fair value method limited partnerships, cash distributions represent a return of capital and/or realized gain or loss (i.e., a dividend) recognized in net income.  As depicted in Exhibit 2 to this letter, at December 31, 2010, under the equity method, distributions of $7,173 are a return of capital; while under the fair value method, the total distribution of $72,225 is comprised of $26,172 (realized gain) and $46,053 (return of capital).

In addition to Comment 6 above, Jim Rosenberg of the SEC staff contacted the Company by telephone on May 16, 2011.  With respect to limited partnerships accounted for under the fair value method in Topic 944, Mr. Rosenberg inquired as to the Company’s basis under US GAAP for treating a portion of cash distributions as dividend income, as opposed to treating the entire distribution as a reduction of the investment’s cost basis, which would not affect earnings.

The Company believes it is appropriate to treat a portion of the cash distributions as dividend income, rather than as a return of capital, for the following reasons:

•

Dividends are commonly understood in practice to represent a distribution of earnings by the issuer of an equity security.  As stated for investment companies in ASC 946-320-35-5, “dividends on investment securities shall be recorded on the ex-dividend date.  Distributions that represent returns of capital shall be credited to investment cost rather than to investment income.”  The phrase “return of capital” is defined in the ASC Glossary as “distributions by investment companies in excess of tax-basis earnings and profits.”  We believe the distinction between a return on capital and a return of capital is not limited to investment companies, but applies generally to all equity investors.

•

The AICPA Audit and Accounting Guide: Life and Health Insurance Entities acknowledges that dividends are recorded in income currently, rather than on a cost-recovery basis.  Paragraphs 11.112 and 11.113 contemplate an insurance entity’s investment in various partnerships and joint ventures that remit dividends to partners.  Paragraph 11.124 provides guidance related to investment income.  It states that “the amounts that are shown as accrued for preferred stocks and common stocks are dividends on stocks declared to be ex dividend on or prior to the statement date and payable after that date.”

•

ASC Topic 320 provides guidance for three types of investment securities—trading, available for sale and held to maturity.  Paragraph 320-10-35-4 states “Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all three categories of investments in securities shall be included in earnings.”  While this affirms that dividends represent income, we believe such language is consistent with recording dividend income over the life of a security, as opposed to only when cumulative distributions exceed the investor’s basis in the security.  Our view is supported by the definition of “holding gain or loss” in ASC 320-10-20  “the net change in fair value of a security…[which] does not include dividend or interest income recognized but not yet received….”  The fact that dividends can be “recognized but not yet received” clearly demonstrates that dividend income is not dependent on cash distributions in excess of the investor’s basis in the security.

•

Lastly, the phrase “dividend to policyholders” is defined in the ASC Master Glossary consistent with the notion of earnings:  “Nonguaranteed amounts distributable to policyholders of participating life insurance contracts and based on actual performance of the insurance entity…..”

With respect to the cash flow presentation on page F-45, the distributions from limited partnerships as ($34,135) should not have been bracketed.  The same is true for Net Cash Provided by Investing Activities.  The brackets will be removed in the 2010 Form 10K/A.  Prior to the change in accounting for limited partnerships, cash flow distributions reflected actual cash distributions net of annual Form K-1 true-up adjustments, which increased or decreased the carrying value of the limited partnerships.  Under the fair value method, cash distributions are appropriately presented at gross amounts as reflected in exhibit 2.

7.

Please clarify in the filing what dividends paid on limited partnerships represent and state your accounting policy distinguishing between equity method and fair value method investment in limited partnerships.

Response

Please refer to the Company’s response to Comment 6 above. The distinction between the equity method and the fair value method of accounting for limited partnerships is illustrated in Exhibit 2 (attached).   The dividends paid on limited partnerships represent income recognized from cash distributions related to limited partnerships accounted for under the equity method, which will be clarified in the 2010 Form 10-K/A.

Our accounting policy for distinguishing between equity method and fair value method investments in limited partnerships is disclosed on page F-8 of our 2010 Form 10-K in Item D of footnote 1, consistent with conclusions documented in our March 23 letter to you.

8.

Notwithstanding the above, please separately disclose the components of the change in limited partnership balance for equity method limited partnerships and fair value limited partnerships.

Response

For the SEC staff’s information, we have attached Exhibit 2, which details the components of the change in limited partnership balance for the equity method limited partnership and the fair value limited partnerships.

In addition, we refer the staff to the disclosure on F-23 of our 2010 Form 10-K, which provides quantitative data associated with our equity method limited partnership investments to supplement the tabular presentation of all our limited partnership investments.  We believe these elements, in tandem with the rest of our audited financial statements, provide meaningful and adequate information for readers of our statements. Further, we note the carrying value of equity method limited partnerships represent a small part of our invested assets 3/10 of 1% as of December 31, 2010.  Therefore, we respectfully believe additional separate disclosure is unnecessary.

In connection with our response to your Comment Letter, the Company hereby acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to the disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff in the Staff’s review of our filings or in response to the Staff’s comments on our filings.

Please direct any further questions or comments you may have regarding this filing to the Company’s Chief Financial Officer, Pete Pheffer, at (845)-358-2300 ext. 205.

Sincerely,

 /s/ Pete Pheffer

Pete Pheffer

Chief Financial Officer

Exhibit 1

Material Weakness in Internal Control over Financial Reporting

The Company did not maintain effective controls over the accounting for its investments in limited partnerships.  With respect to the Original Restatement, the Company’s procedures were not sufficient to adequately assess the level of influence or lack thereof that existed with respect to the limited partnerships, nor did they report the limited partnership’s financial results within an appropriate lag period.  With respect to the OTTI Restatement, the Company’s procedures were not sufficient to ensure that other-than-temporary impairments of the limited partnerships were recorded timely in the Company’s consolidated financial statements.

To date, the Company has implemented certain changes in its internal control over financial reporting related to the Original Restatement.  In particular, the Company has implemented new policies and controls with respect to assessing the level of influence for its limited partnership investments and reporting the limited partnership activity based on a three month lag. With respect to the OTTI Restatement, the Company is in the process of developing and implementing an appropriate remediation plan. In particular, the investment accounting function reporting responsibility has changed and now reports to the Chief Financial Officer, or CFO.  In the past, the investment accounting function reported directly to the Chief Investment Officer, or CIO, who was primarily responsible for determining OTTI write-downs. We have adopted new procedures pursuant to which the investment accounting staff must analyze all investments for OTTI and provide the CFO and CIO their recommendation. These new procedures require the investment accounting staff, at the direction of the CFO, to perform more rigorous analytical testing of selected securities on a quarterly basis, which include discounted cash flow modeling.  The results of such testing will be utilized, in conjunction with detailed write-ups on selected securities to be provided by the CIO, in determining the proper OTTI for the quarter, if any. Once approved by the CIO and CFO, an OTTI analysis and recommendation will be presented to the Investment Committee of the Board for their review and approval. Once approved by the Investment Committee, the OTTI analysis and recommendations will be presented to the Audit Committee for their review and approval.  This change in reporting responsibility and additional review procedures are designed to remediate the material weakness by strengthening the control environment as it relates to the OTTI review process. In addition, the Audit Committee may retain outside advisors to assist the Company in further developing and implementing an appropriate remediation plan.

Other than the remediation efforts discussed above, there were no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with the evaluation of our controls performed during the fiscal quarter ended March 31, 2011, that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Exhibit 2

	Equity	Fair
12/31/2010	Method	Value
Investment Activity in LP's	Partnerships	Partnerships	Total
(000)

Contributions	$1,579	$30,555	$32,134
Equity in earnings (loss) of partnerships	(5,450)	0	(5,450)
Realized gain(loss) recognized in net income	0	26,172	26,172
Change in unrealized gain(losses) reflected in other comprehensive income	0	9,336	9,336
Distributions	(7,173)	(72,225)	(79,398)
Change in limited partnerships	(11,044)	(6,162)	(17,206)
Limited partnerships, beginning of period	22,301	190,406	212,707
Limited partnerships, end of period	$11,257	$184,244	$195,501

	Equity	Fair
12/31/2009	Method	Value
Investment Activity in LP's	Partnerships	Partnerships	Total
(000)

Contributions	$4,725	$24,274	$28,999
Equity in earnings (loss) of partnerships	(66)	0	(66)
Realized gain(loss) recognized in net income	0	7,173	7,173
Change in unrealized gain(losses) reflected in other comprehensive income	0	(48,839)	(48,839)
Distributions	(5,426)	(22,903)	(28,329)
Change in limited partnerships	(767)	(40,295)	(41,062)
Limited partnerships, beginning of period	23,068	230,701	253,769
Limited partnerships, end of period	$22,301	$190,406	$212,707